KEMA Partners, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEMA Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 LaVerne Ave
(No. and Street)

Mill Valley	CA	94941
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard W Cann 415-383-4743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Howard W Cann__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __KEMA Partners LLC__ , as of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

__Chief Financial Officer__

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of __California__
County of __Marin__
Subscribed and sworn to (or affirmed) before me on this __26th__ day of __Feb.__ , __2018__ by, __Howard W. Cann__ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public __Lisa A. Walsmith__



LISA A. WALSMITH
Commission # 2131253
Notary Public - California
Marin County
My Comm. Expires Oct 28, 2019

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of KEMA Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KEMA Partners, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2007.
Oakland, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™


KEMA Partners LLC
Statement of Financial Condition
December 31, 2017



Assets


Cash	$ 97,615
Accounts receivable	122,805
Prepaid expense	15,222
Total assets	**$ 235,642**


Liabilities & Members' Equity


Liabilities

Accounts payable and accrued expenses	$ 133,069
Total liabilities	133,069

Members' equity

Members' equity	102,573
Total members' equity	102,573
Total liabilities and members' equity	**$ 235,642**

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of Income
For the Year Ended December 31, 2017

Revenues

Advisory fees	$	1,378,875
Private placement fees		265,561
Investment banking fees		4,735,282
Other income		117,000
Total revenues		6,496,718

Expenses

Professional fees	6,008,177
Commission expense	227,448
Communications	22,453
Occupancy and equipment rental	3,300
Regulatory fees	6,272
Other operating expenses	31,551
Interest expense	115
Bad debt expense	792
Total expenses	6,300,108
Net income (loss) before income tax provision	196,610

Income tax provision		6,800
Net income (loss)	$	189,810

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

Balance December 31, 2016	$ 87,668
Member contribution	24,605
Members' distributions	(199,510)
Net income (loss)	189,810
Balance December 31, 2017	$ 102,573

KEMA Partners LLC
Statement of of Cash Flows
For the Year Ended December 31, 2017

Operating activity

Cash received from client fees	$	6,309,529
Cash received from other income		123,103
Cash used in professional fees		(5,939,179)
Cash used in commission expense		(227,448)
Cash used in communications		(22,453)
Cash used in occupancy and equipment rental		(3,300)
Cash used in regulatory fees		(18,050)
Cash used in other operating expenses		(31,551)
Cash used in interest		(115)
Cash used in income taxes		(6,800)
Cash received from (used in) operating activity	$	**183,736**

Investing activity

Cash received from (used in) investing activity	-

Financing activity

Investment by new member	24,605
Distribution of earnings	(200,910)
Cash received from (used in) financing activity	**(176,305)**

Change in cash	7,431
Cash at beginning of year	90,184

Cash at end of year	$	**97,615**

Non-cash transactions

Distribution of earnings accrued at 12/31/17 but paid after	$	1,400
Bad debt expense	$	792

Supplemental disclosure of cash flow information

Cash paid for interest	$	115
Cash paid for income and franchise taxes	$	6,800

Operating cash flows - indirect method

Net Income (Loss)	$	189,810
Decrease (Increase) in A/R		(62,302)
Decrease (Increase) in Prepd Expense		(3,784)
Increase (Decrease) in A/P and Accrued Expenses		60,012
Cash received from (used in) operating activity	$	**183,736**

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KEMA Partners LLC (the "Company") was organized as a California Limited Liability Company (LLC) in November 2006. In August 2007, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. Uncollectible amounts are written off at the time individual receivables are determined to be uncollectible. There was $792 in bad debt expense for the year ended December 31, 2017.

Advisory fees are recognized as earned according to the fee schedule stipulated in the clients' engagement contracts. The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

The Company is subject to a California limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2017, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		6,000
Total income tax provision	$	6,800

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction.   For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2017, neither the IRS nor the California Franchise Tax Board has proposed an adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with one of its members, whereby the member provides office space for the Company. For the year ended December 31, 2017, the Company incurred $2,400 in rent expenses, included in occupancy expense on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company has no commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2017 or during the year then ended.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees as of December 31, 2017 or during the year then ended.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended December 31, 2017. Based on this review, the Company has implemented the pronouncements that required adoption (if any). They also have concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $82,734 which was $73,863 in excess of its required net capital of $8,871; and the Company's ratio of aggregate indebtedness ($133,069) to net capital was 1.61 to 1, which is less than the 15 to 1 maximum allowed.

KEMA Partners LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital

Members' equity	$ 102,573		
Total members' equity		$	102,573
Less: Non-allowable assets			
Accounts receivable, in excess of related payable	(4,617)		
Prepaid expenses	(15,222)		
Total non-allowable assets			(19,839)
Net capital			82,734

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$	8,871	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(8,871)
Excess net capital		$	73,863
Ratio of aggregate indebtedness to net capital		1.61 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

See report of independent registered accounting firm

KEMA Partners LLC
Schedule II – Computation for the Determination of the Reserve
Requirements and Information Relating to Possession or Control
Requirements for Broker Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers as an introducing broker-dealer. Accordingly, there are no items to report under the requirements of this rule.

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) KEMA Partners, LLC. Identified the following provisions of 17 C.F.R. §15c3-3(k) under which KEMA Partners, LLC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) KEMA Partners, LLC. stated that KEMA Partners, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. KEMA Partners, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KEMA Partners, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

Assertions Regarding Exemption Provisions

We, as members of management of KEMA Partners LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

KEMA Partners LLC

By:

DocuSigned by:

578D464D97DB4D1...

Howard W. Cann, Member and Chief Financial and Compliance Officer

February 26, 2018

KEMA Partners, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors KEMA PARTNERS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by KEMA PARTNERS, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating KEMA PARTNERS, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). KEMA PARTNERS, LLC's management is responsible for KEMA PARTNERS, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2017, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by KEMA PARTNERS, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com

Los Angeles   Chicago New York Oakland Seattle

WE FOCUS & CARE™

KEMA Partners LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

Total assessment	$	9,570
SIPC-6 general assessment		
Payment made on 9/12/17		(4,891)
SIPC-7 general assessment		
Payment made on 2/15/18		(4,679)
Total assessment balance	$	-

See independent auditor's report